303 SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION 1.10

December 31, 2025
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69952

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:

303 SECURITIES, LP

TYPE OF REGISTRANT (check all applicable boxes):

[X] **Broker-dealer** ☐ **Security-based swap dealer.** ☐ **Major security-based swap participant**
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 West Superior Street Suite 300
(No. and Street)

Chicago   **Illinois**   **60654**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REAGARD TO THIS FILING

Vasile Ceban   **(312) 605-8041**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

Ryan & Juraska, LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

_____3/24/2009_____3407_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY
---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Vasile Ceban,** swear (or affirm), that, to the best of my knowledge and belief, the financial report pertaining to the firm of **303 Securities, LP,** as of **December 31, 2025,** is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

This filing contains (check all applicable boxes):**

[x] (a} Statement of financial condition.

[x] (b) Notes to consolidated statement of financial condition.

[ ] (c) Statement of income (loss} or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X}.

[ ] (d} Statement of cash flows.

[ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

[ ] (f) Statement of changes in liabilities subordinated to claims of creditors.

[ ] (g} Notes to consolidated financial statements.

[x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.1Ba-1, as applicable.

[ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.

[x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

[ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.1*Ba-4,* as applicable.

[ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

[x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

[ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

[x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

[ ] (p) Summary of financial data for subsidiaries not consolidated in the statement offinancial condition.

[x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

[ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

[ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

[x] (t) Independent public accountant's report based on an examination of the statement of financial condition.

[ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

[ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

[ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

[ ] (x} Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

[ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

[ ] (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partner
of 303 Securities, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 303 Securities, LP (the "Partnership") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of 303 Securities, LP as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 303 Securities, LP's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 303 Securities, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of 303 Securities, LP's financial statement. The supplemental information is the responsibility of 303 Securities, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

We have served as 303 Securities, LP's auditor since 2017.
Chicago, Illinois
February 26, 2026

303 SECURITIES, LP

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	20,066
Receivable from broker-dealer		1,866,587
Exchange membership, at cost (fair value $51,500)		66,500
Receivable from affiliate		4,612
Other assets		11,597
	$	1,969,362

Liabilities and Partner's Capital

Liabilities:		
Payable to affiliate	$	595
Accounts payable and accrued expenses		62,265
		62,860
Partner's capital		1,906,502
	$	1,969,362

See accompanying notes.

_____

1. **Organization and Business**

   303 Securities, LP (the "Partnership"), a Delaware limited partnership, was formed on March 2, 2017 and commenced operations as broker-dealer on April 28, 2017. The Partnership formerly known as 303 Securities, LLC previously existed as a limited liability company and converted to a limited partnership on July 18, 2018. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC), the National Futures Association (NFA), and is a member of Financial Industry Regulatory Authority (FINRA). The Partnership conducts business primarily in the trading of government securities and commodity futures. The Partnership is wholly owned by ARB Trading Group, LP and the General Partner is ARB GP, LLC.

2. **Summary of Significant Accounting Policies**

   Financial Instruments Valuation
   In accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

   In determining fair value, the Partnership uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

   Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

   Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

   Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

   The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

2. **Summary of Significant Accounting Policies, continued**

The Partnership values its investments based on the following principles and method of valuation:

U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Government Securities are generally categorized in Level 1 of the fair value hierarchy.

Securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Partnership records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Partnership records a realized gain or loss when the short position is closed out. By entering into short sales, the Partnership bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Exchange-traded derivatives, such as futures contracts are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

Reverse repurchase agreements and repurchase agreements are computed using standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves, and option volatilities. In instances where the unobservable inputs are deemed significant, reverse repurchase agreements and repurchase agreements are categorized in Level 3 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

At December 31, 2025, the Partnership held no Level 1, Level 2, or Level 3 investments.

Financial Instruments-Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendment was effective for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Partnership's Financial Statements. At December 31, 2025, the Partnership did not record any allowance for credit losses.

Financial Instruments and Off Balance-Sheet Risk
ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges", and those that do not qualify for such accounting. Although the Partnership may sometimes use derivatives, the Partnership reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

2. **Summary of Significant Accounting Policies, continued**

In the normal course of business, the Partnership enters into transactions in derivative financial instruments. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading gains in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. The fair value of futures contracts are included in receivables from broker- dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Securities sold, not yet purchased and short options represent obligations of the Partnership to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Partnership's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Partnership is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Revenue Recognition –
Securities transactions and financial futures contracts are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded in the statement of financial condition at fair value in accordance with ASC 820 "Fair Value Measurements and Disclosures," with related unrealized gains or losses recorded in the statement of operations. Commission charges for financial futures contracts are expensed at the time the contracts are opened.

The Partnership adopted ASU 201-09, Revenue from contracts with Customers (Topic 606), effective as of January 1, 2018.

The Partnership's commission income are from execution services relating to the purchase and sale of exchange listed equity securities, futures contracts and options on futures. Commission is calculated based on contractual rates and are recognized as revenue over time as they relate specifically to the services provided in that period. These commission income and expenses are recorded on the accrual basis.

2.   **Summary of Significant Accounting Policies, continued**

Single Reportable Segment
Under ASC 280 the Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of primarily trading of government securities and commodity futures. The Partnership has identified its chief financial officer as the chief operating decision maker ("CODM"), who uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The operating revenue and expenses for the entire segment are reflected in the Statement of Operations.

Use of Estimates
The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Collateralized Short-Term Financing Transactions
Securities purchased or sold under agreements to resell or repurchase are collateralized principally by U.S. Government Securities. If the market value of the securities declines below the principal amount loaned plus accrued interest, additional collateral is requested and obtained at the time when deemed appropriate.

Exchange Membership
The Partnership's exchange memberships are reflected in the statement of financial condition at cost. Accounting principles generally accepted in the United States require that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. In the opinion of management, no permanent impairment has occurred during the year.

Income Taxes
No provision for Federal income taxes has been made in the accompanying financial statements, as the sole member is responsible for reporting income or loss based on their pro rata share of the profits or losses of the Partnership.

In accordance with U.S. GAAP, the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2022. Based on its analysis, the Partnership has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2025.

3. **Guarantees**

   Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

   Certain derivatives contracts that the Partnership has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

   The Partnership records all derivative contracts at fair value. For this reason, the Partnership does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Partnership manages its risk exposure on a fair value basis. The Partnership believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Partnership believes that market risk is substantially diminished when all financial instruments are aggregated. The Partnership was not party to any guarantee agreement as of December 31, 2025.

4. **Contingency**

   In the normal course of business, the Partnership is subject to various regulatory inquiries that may result in claims from potential violations which may possibly involve sanctions and or fines. These matters are rigorously defended as they arise.

5. **Clearing Agreements**

   The Partnership has entered into brokerage agreement with its clearing broker to provide execution and clearing services for the Partnership in accordance with orders placed by the Partnership's traders.

6. **Credit Concentration**

   At December 31, 2025, a significant credit concentration consisted of approximately $1.9 million representing the fair value of the Partnership's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

_____

7. **Related Party Transaction**

   The Partnership entered into a Services, Space Sharing and Expense Agreement with KFC Solutions, LLC, an affiliate on January 1, 2025.

8. **Net Capital Requirements**

   The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Partnership is required to maintain "net capital" equal to the greater of $250,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

   At December 31, 2025, the Partnership had net capital and net capital requirements of $1,823,793 and $250,000, respectively.

   The Partnership is also subject to the net capital rules of the NFA. Under these rules, the Partnership is required to maintain a minimum net capital of $100,000.

9. **Subsequent Events**

   The Partnership's management has evaluated events and transactions through February 26, 2026, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Partnership's financial statements.

SUPPLEMENTAL SCHEDULES

Computation of Net Capital for Broker and Dealers Pursuant to Rule 15c3-1

December 31, 2025

Computation of net capital				
Total partner's capital			$	1,906,502
Deductions and /or charges:				
Nonallowable assets:				
Exchange membership, at cost	$	66,500		
Receivable from affiliate		4,612		
Other assets		11,597		(82,709)
Net capital			$	1,823,793
Computation of basic capital requirement				
Minimum net capital required (greater of $250,000 or 6 ⅔% of aggregate indebtedness)				250,000
Net capital in excess of net capital requirement			$	1,573,793
Computation of aggregate indebtedness				
Aggregate indebtedness			$	62,860
Ratio of aggregate indebtedness to net capital			%	3.45

There are no material differences between the above computation and the Partnership’s corresponding unaudited Form FOCUS Part II filing as of December 31, 2025.

See accompanying notes.

303 SECURITIES, LP   **SCHEDULE 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2025

The Partnership did not handle any customer cash or securities during the year ended December 31, 2025 and does not have any customer accounts.

303 SECURITIES, LP

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2025

The Partnership did not handle any customer cash or securities during the year ended December 31, 2025 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partner and Management of
303 Securities, LP

We have reviewed management's statements, included in the accompanying 303 Securities, LP's Exemption Report, in which (1) 303 Securities, LP (the "Partnership") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) The Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership's business activities are limited to proprietary trading and commission sharing agreements, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

303 Securities, LP's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Partnership's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2026

303 SECURITIES, LP

The Exemption Report

December 31, 2025

_____

303 Securities, LP, (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

1) The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

2) The Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership's business activities are limited to proprietary trading and commission sharing agreements, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

I, Vasile Ceban, affirm that to the best of my knowledge and belief, this Exemption Report is correct and true.

Vasile Ceban
Chief Financial Officer

February 26, 2026